News Release

Alexco Comments on Na-Cho Nyak Dun’s Suspension of Regulatory Dialogue
with Government Concerning Keno Hill Project

August 21, 2007 Vancouver, British Columbia - Alexco Resource Corp. (TSX: AXR) ("Alexco") On August 17, 2007 First Nation of Na-Cho Nyak Dun ("NNDFN") announced that they are suspending all regulatory dialogue with respect to Keno Hill Mines until suitable consultation and accommodation can be arranged with other governments. Alexco appreciates and sympathizes with the historic grievances of the NNDFN which has culminated in their August 17 announcement, and Alexco stands ready to assist and facilitate government and NNDFN in establishing an effective dialogue related to the Keno Hill project

Alexco wishes it be recognized that, from the time of Alexco's initial interest in Keno Hill to date, Alexco has in good faith engaged in respectful consultation and co-operation with NNDFN in all aspects of the project, including regulatory aspects. Alexco and NNDFN are parties to a Memorandum of Understanding (“MOU”) respecting Alexco’s operations on the project. Alexco has conducted its activities on the project in accordance with the MOU and the MOU has resulted in extensive employment and skills training for many NNDFN members, as well as many other individuals in the Mayo area. Discussions have also been initiated concerning supplementary agreements pertaining to the advancement of the project as well as the role of and benefits accruing to NNDFN thereunder.

While the August 17 press release of NNDFN focuses on their frustration with government, it also reflects by association on Alexco. The facts are clear that Alexco has and is committed to continue to work in good faith and co-operation with NNDFN to make the Keno Hill project a mutually beneficial initiative through creating community wealth and stability, initially by addressing the existing historic environmental deficit and potentially in the future by a responsibly planned development and mining project. Alexco remains confident that its ongoing dialogue with NNDFN, being based on mutual respect and open and regular communication, will allow the planned progress of the Keno Hill project notwithstanding the outstanding issues between NNDFN and government.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies and skills which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4